UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

GigPeak, Inc.
(Exact Name of Registrant as Specified in Charter)

DELAWARE	001-35520	26-2439072
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

130 Baytech Drive, San Jose, CA	95134
(Address of Principal Executive Offices)	(Zip Code)

Dr. Avi Katz	(408)522-3100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

The GigPeak, Inc. Conflict Minerals Report for the calendar year ended December 31, 2015 is filed as Exhibit 1.01 hereto and is available at http://www.gigpeak.com.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibit
The Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2	Exhibits

Item 2.01	Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GIGPEAK, INC.
(Registrant)

Date: May 27, 2016	/S/ DR. Avi S. Katz
Dr. Avi S. Katz
Chief Executive Officer and Chairman of the Board